[Letterhead of Cleary Gottlieb Steen and Hamilton LLP]

January 30, 2006

BY FACSIMILE AND EDGAR FILING

William A. Bennett, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7553
USA

Tel: (202) 551-3389
Fax: (202) 772-9206

  Re:
  Genesys S.A. Registration Statement on Form F-3
  filed on December 15, 2005 (File No. 333-130332)

Dear Mr. Bennett:

        I refer to the Amended Registration Statement on Form F-3 of our client, Genesys S.A. (the "Company"), that was filed via EDGAR on January 30, 2006 (SEC File No. 333-130332). On behalf of the Company, we respectfully request that the Registration Statement be declared effective on January 31, 2006 at 10:00 am, or as soon thereafter as practicable.

Sincerely yours,
/s/ ANDREW A. BERNSTEIN Andrew A. Bernstein

cc: François Legros, Genesys S.A.